Metal Storm Limited
ABN 99 064 270 006
Level 34 Central Plaza One
346 Queen Street
Brisbane Qld 4000
GPO Box 1097
Brisbane Qld 4001 Australia
Tel: 61 7 3221 9733
Fax: 61 7 3221 9788

Web Site www.metalstorm.com
Email Address: msou@metalstorm.com

 ®

December 22, 2005

Paul Dudek
Chief
Office of International Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7561
Washington, D.C. 20549

Craig Olinger
Deputy Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen,

Re: Metal Storm Limited – Annual Report on Form 20-F (File No. 000-31212) for the Year Ended December 31, 2004

We refer to a letter from the Staff dated August 9, 2005 (copy attached) in reference to our Annual Report on Form 20-F referred to above. The letter contains four comments, three of which will require that we file an amendment to our Annual Report to revise certain disclosures as requested by the Staff. At the suggestion of Julie Sherman, our Staff examiner, we are contacting you regarding Comment 1.

Background Information
Metal Storm Limited is a defense technology company which develops projectile launching systems utilizing its unique, electronically fired, stacked projectile technology. At December 31, 2004 and for the year then ended, we reported total operating income of $5.0 million, net loss of $9.7 million, total assets of $16.1 million and total stockholders' equity of $13.0 million.

In December 2001, we registered our ordinary shares, in the form of American Depositary Receipts, on Form 20-F. We are a foreign private issuer domiciled in Australia and a development stage enterprise as defined by Financial Accounting Standards Board Statement No. 7, *Accounting and Reporting by Development Stage Enterprises* ("FAS 7"). Our financial statements for the years ended December 31, 1999 and 2000, which were included in our registration statement on Form 20-F, were audited by Deloitte Touche Tohmatsu. Our financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 were audited by Ernst & Young. Our financial statements for the period from inception (April 13, 1994) through December 31, 1994 and for the years ended December 31, 1995, 1996, 1997 and 1998 have (not) been audited in accordance with the standards of the Public Accounting Oversight Board (United States) ("PCAOB Standards").

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203   Tel: 703 248 8218   Fax: 703 248 8262

Metal Storm Limited
ABN 99 064 270 006
Level 34 Central Plaza One
345 Queen Street
Brisbane Qld 4000
GPO Box 1097
Brisbane Qld 4001 Australia
Tel: 61 7 3221 9733
Fax: 61 7 3221 9788

Web Sit: www.metalstorm.com
Email Address: meau@metalstorm.com



Our financial statements comply with the disclosure and presentation requirements of FAS 7, however, the cumulative amounts in our statements of operations and cash flows since inception have not been audited.

Issue – Request for Waiver of Audit Requirement of Cumulative Financial Information of Development Stage Company ("Waiver")
Comment 1 In the aforementioned letter from the Staff notes that the cumulative column in our statement of operations and statement of cash flows, covering the period from our date of inception (April 13, 1994) through December 31, 2004, has not been audited. The comment goes on to request that the report of our independent auditors be revised to identify this period as audited, or for us to provide details of why we believe that no audit is necessary.

Based on our reading of the SEC Training Manual – Division of Corporation Finance, Topic One I. H., we understand that if the cumulative information has not been audited and would be impracticable to audit retroactively, the Staff may waive its requirement that such information be audited. We believe it is impracticable for our auditors to audit our cumulative statements of operations and cash flows for the period from April 13, 1994 through December 31, 2004 and we are requesting that the Staff consider our request for such waiver based on the information provided below.

Basis for Request for Waiver
Our financial statements have been audited for each of the six years in the period ended December 31, 2004 (1999 through 2004), which represents 94% of the cumulative net loss from inception (April 13, 1994) through December 31, 2004. However, no period from inception (April 13, 1994) through December 31, 1998, which represents 6% of the cumulative net loss from inception (April 13, 1994) through December 31, 2004, has been audited in accordance with PCAOB Standards. We have performed an exhaustive search and are unable to find any accounting records related to the period from inception (April 13, 1994) through December 31, 1998. We have undergone several management changes, including turnover of our entire executive and financial management teams since 1998, therefore, current management do not have information from which we can recreate records for the period in question. We have confirmed with Deloitte Touche Tohmatsu, our auditors for the years ended December 31, 1999 and 2000, that they do not have any records regarding prior periods.

Ernst & Young, our independent registered public accounting firm, have advised us that without access to relevant documents it would be impossible for them to perform an audit of our financial statements for the period from inception through December 31, 2004.

We note that the cumulative net loss for the period from inception (April 13, 1994) through December 31, 1998 (the unaudited period) was $1,585,196, which represents only 6% of our cumulative net loss from inception (April 13, 1994) through December 31, 2004 ($26,286,742, as disclosed in our 2004 Annual Report on Form 20-F). We do not believe that our presentation of unaudited cumulative financial information is significant to the public based on the percentage of net loss that has been subject to audit.

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203   Tel: 703 248 6216   Fax: 703 248 8262



Metal Storm Limited
ABN 99 064 270 006
Level 34 Central Plaza One
345 Queen Street
Brisbane Qld 4000
GPO Box 1097
Brisbane Qld 4001 Australia
Tel: 61 7 3221 9733
Fax: 61 7 3221 9788

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com

For the foregoing reasons, we hereby respectfully request that the Staff grant us an exemption from the requirement that the cumulative information in our statement of operations and statement of cash flows be audited. We have discussed this request with our Audit Committee which supports the approach we are pursuing in this letter. We take our corporate and reporting responsibilities seriously, and would appreciate favorable consideration by the Commission.

Please feel free to contact me at 61-7-3004-2004 to discuss this request.

Sincerely,

James D. MacDonald
Chief Financial Officer
Metal Storm Limited

cc: Angela Crane
Julie Sherman
(Securities and Exchange Commission)
Jackson Day
(Ernst & Young)
Winna Irschitz
(Ernst & Young)

Attachment: Letter from Division of Corporation Finance Dated August 9, 2005

U.S. Office
4350 N Fairfax Drive, Suite 810, Arlington VA 22203 Tel: 703 248 8218 Fax: 703 248 8262